SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32957

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 29, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 23, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Brad Gude, Senior Counsel, at (202) 551-5590 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Korea Equity Fund, Inc. [File No. 811-08002]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2017 and August 7, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $147,554 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on November 28, 2017.

Applicant's Address: Worldwide Plaza, 309 West 49th Street, New York, New York, 10019.

Center Coast Core MLP Fund II, LLC [File No. 811-22566]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 7, 2017, and amended on November 30, 2017.

Applicant's Address: 1600 Smith Street, Suite 3800, Houston, Texas, 77002.

Brookfield MLP & Energy Infrastructure Income Fund Inc. [File No. 811-22945]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 30, 2017, and amended on December 1, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, New York, New York, 10281.

The Finance Company of Pennsylvania [File No. 811-01144]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 11, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $382,968 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on September 20, 2017, and amended on December 1, 2017.

Applicant's Address: 400 Market Street, Suite 425, Philadelphia, Pennsylvania 19106.

CCA Investments Trust [File No. 811-22753]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to CCA Aggressive Return Fund, a series of the MSS Series Trust, and, on October 16, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $38,657 incurred in connection with the reorganization were paid by the applicant's adviser.

Filing Dates: The application was filed on November 13, 2017, and amended on December 4, 2017.

Applicant's Address: 190 North Canon Drive, Suite 402, Beverly Hills, California, 90210.

Aetna Multi-Strategy 1099 Fund [File No. 811-22713]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on December 6, 2017.

Applicant's Address: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212.

Henderson Global Funds [File No. 811-10399]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Janus Investment Fund, and, on May 31, 2017 and June 2, 2017, made final distributions to its shareholders based on net asset value. Expenses of $4,227,058 incurred in connection with the reorganization were paid by the applicant's adviser.

Filing Dates: The application was filed on August 28, 2017, and amended on December 6, 2017.

Applicant's Address: 151 Detroit Street, Denver, Colorado 80206.

Integrity Managed Portfolios [File No. 811-06153]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Viking Mutual Funds, and, on October 31, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $179,568 incurred in connection with the reorganization were paid by the parent company of applicant's adviser.

Filing Dates: The application was filed on December 7, 2017.

Applicant's Address: 1 Main Street North, Minot, North Dakota 58703.

RidgeWorth Funds [File No. 811-06557]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Virtus Asset Trust and Investment Managers Series Trust, and, on June

30, 2017 and July 14, 2017, made final distributions to its shareholders based on net asset value. Expenses of $4,791,191 incurred in connection with the reorganization were paid by applicant's adviser and the acquiror of applicant's adviser.

Filing Dates: The application was filed on October 26, 2017, and amended on December 8, 2017.

Applicant's Address: 3333 Piedmont Road, Suite 1500, Atlanta, Georgia 30305.

TFS Capital Investment Trust [File No. 811-21531]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 12, 2017, October 27, 2017, and October 30, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $220,273 incurred in connection with the liquidation were paid by the applicant, in part reimbursed by the adviser.

Filing Dates: The application was filed on November 2, 2017, and amended on December 8, 2017.

Applicant's Address: TFS Capital Management, 10 N. High Street, Suite 500, West Chester, Pennsylvania 19380.

Transamerica Partners Portfolios [File No. 811-08272]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Transamerica Funds, and, on March 10, 2017, March 24, 2017, April 21, 2017, May 5, 2017, September 15, 2017, and October 13, 2017, made final distributions to its shareholders based on net asset value. Expenses of $1,772,198 incurred in connection with the reorganization were paid by the applicant, the applicant's adviser, and the destination series.

Filing Dates: The application was filed on November 13, 2017, and amended on December 8, 2017.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202.

Transamerica Partners Funds Group II [File No. 811-07495]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Transamerica Funds, and, on March 10, 2017, March 24, 2017, April 21, 2017, May 5, 2017, May 21, 2017, and October 13, 2017, made final distributions to its shareholders based on net asset value. Expenses of $555,936 incurred in connection with the reorganization were paid by the applicant, the applicant's adviser, and the destination series.

Filing Dates: The application was filed on November 13, 2017, and amended on December 8, 2017.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202.

Transamerica Partners Funds Group [File No. 811-07674]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Transamerica Funds, and, on March 10, 2017, March 24, 2017, April 21, 2017, May 5, 2017, May 21, 2017, September 15, 2017, and October 13, 2017, made final distributions to its shareholders based on net asset value. Expenses of $1,517,292 incurred in connection with the reorganization were paid by the applicant, the applicant's adviser, and the destination series.

Filing Dates: The application was filed on November 13, 2017, and amended on December 8, 2017.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202.

FEG Directional Access TEI Fund LLC [File No. 811-23140]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on December 12, 2017.

Applicant's Address: 201 East Fifth Street, Suite 1600, Cincinnati, Ohio 45202.

FEG Directional Access Fund LLC [File No. 811-22685]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on December 12, 2017.

Applicant's Address: 201 East Fifth Street, Suite 1600, Cincinnati, Ohio 45202.

Bluearc Multi-Strategy Fund [File No. 811-23017]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

<u>Filing Dates</u>: The application was filed on November 1, 2017, and amended on December 13, 2017.

<u>Applicant's Address</u>: 17605 Wright Street, Suite 2, Omaha, Nebraska 68130.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary